SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File Number 001-02979

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WACHOVIA SAVINGS PLAN

One Wachovia Center

Charlotte, NC 28288-0013

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WELLS FARGO & COMPANY

420 Montgomery Street

San Francisco, CA 94163

(a)	The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2008 and 2007

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2008

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(b)	The following Exhibits are filed as part of this Annual Report on Form 11-K:

Consent of Independent Registered Public Accounting Firm

WACHOVIA SAVINGS PLAN

Financial Statements

and Schedule

As of December 31, 2008 and 2007, and for the

Year Ended December 31, 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefit Review Committee

Wells Fargo & Company

We have audited the accompanying statements of net assets available for benefits of Wachovia Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, effective December 31, 2008, Wells Fargo & Company acquired all of the outstanding stock of Wachovia Corporation in a business combination accounted for as a purchase. As a result of the acquisition, Wells Fargo & Company became the plan sponsor of the Wachovia Savings Plan on December 31, 2008. Also, as discussed in Note 12, Wells Fargo & Company intends to merge the Plan into the Wells Fargo & Company 401(k) Plan as of December 31, 2009.

/s/ KPMG LLP

Charlotte, North Carolina
June 24, 2009

WACHOVIA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS
Investments, at fair value (Note 3)
Mutual Funds	$2,766,798,160	4,447,513,725
Wells Fargo Stock Fund Non-ESOP	69,348,285	124,328,641
Enhanced Stock Market Fund	537,100,060	875,747,150
Stable Fund	1,379,247,473	1,101,987,995
Wells Fargo Stock Fund ESOP
Wells Fargo & Company common stock
Allocated	270,162,542	1,021,985,433
Unallocated	6,803,440	54,486,874
Cash and cash equivalents
Allocated	6,914,059	32,995,544
Unallocated	65,069	925,132

Total investments at fair value	5,036,439,088	7,659,970,494

Participant loans	257,664,579	250,469,841
Other assets	287,596	913,304
Due from World Increased Savings for Employees Plan	—	396,585,979

Total assets	5,294,391,263	8,307,939,618

LIABILITIES
Loan payable - Employee Stock Ownership Plan - unallocated (Note 8)	29,625,672	33,220,013

Net assets available for benefits before adjustment	5,264,765,591	8,274,719,605

ADJUSTMENT TO CONTRACT VALUE
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 4)	83,649,740	5,819,974

Net assets available for benefits	$5,348,415,331	8,280,539,579

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2008
	Participant Directed	Employee Stock Ownership Plan- Unallocated	Total
INVESTMENT INCOME (LOSS)
Interest on participant loans	$16,960,019	—	16,960,019
Net depreciation in fair value of investments	(3,124,224,330)	(43,340,713)	(3,167,565,043)
Interest and dividends on investments	190,773,807	1,537,841	192,311,648

Total investment loss, net	(2,916,490,504)	(41,802,872)	(2,958,293,376)

CONTRIBUTIONS
Employer contributions	335,090,598	4,019,294	339,109,892
Employee contributions	554,778,736	—	554,778,736

Total contributions	889,869,334	4,019,294	893,888,628

	(2,026,621,170)	(37,783,578)	(2,064,404,748)

DEDUCTIONS FROM PLAN ASSETS
Participants’ withdrawals	857,255,671	—	857,255,671
Administrative expense	3,298,251	—	3,298,251
Release of shares	—	4,342,719	4,342,719
Interest expense	—	2,822,859	2,822,859

Total deductions from plan assets	860,553,922	7,165,578	867,719,500

Decrease in net assets available for benefits	(2,887,175,092)	(44,949,156)	(2,932,124,248)
Net assets (deficit) available for benefits
Beginning of year	8,258,347,586	22,191,993	8,280,539,579

End of year	$5,371,172,494	(22,757,163)	5,348,415,331

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

NOTE 1: DESCRIPTION OF PLAN

On December 31, 2008, Wells Fargo & Company (“Wells Fargo”) acquired Wachovia Corporation (“Wachovia”) by a merger of Wachovia with and into Wells Fargo. As a result of the acquisition, each outstanding share of Wachovia common stock was converted into 0.1991 shares of Wells Fargo common stock and each share of Wachovia preferred stock outstanding was converted into a share (or fractional share) of Wells Fargo preferred stock with substantially identical terms. Following the acquisition, all subsidiaries of Wachovia became subsidiaries of Wells Fargo.

Upon consummation of the merger, Wells Fargo became the sponsor of the Wachovia Savings Plan (the “Plan”). The name of the Wachovia Corporation Common Stock Fund Employee Stock Ownership Plan (“ESOP” and “Non-ESOP”) is now the Wells Fargo Stock Fund (“ESOP” and “Non-ESOP”).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

GENERAL

Wells Fargo (the “Company”) and its subsidiaries (collectively the “Companies”) sponsor the Plan, which is designed to promote savings for retirement, and which is a qualified defined contribution retirement plan under Internal Revenue Code section 401(k). The Companies’ and employees’ contributions are held in trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 1999, the portion of the Plan invested in the Wells Fargo Stock Fund was amended to be an employee stock ownership plan that invests primarily in employer securities. The first one percent of the Companies’ matching contributions are made in the Wells Fargo Stock Fund. Each employee can immediately elect to liquidate their account assets invested in the Wells Fargo Stock Fund by transferring the value of the common stock to any of a number of investment options available within the Plan.

ELIGIBILITY, CONTRIBUTIONS AND BENEFITS

Under the Plan, an employee is eligible to make contributions beginning on the first day of the month following the month in which they complete one full calendar month of service. The employee is eligible to receive employer matching contributions after one year of service.

Effective January 1, 2008, the definition of compensation was changed from benefits eligible compensation to benefits pay, which includes base salary (including any before-tax salary reduction contributions to the Plan or any before-tax salary reduction contributions for Health and Welfare Benefit Spending Accounts or Transportation Spending Accounts, but excluding any nonqualified deferrals); hourly wages; overtime; shift differential pay; incentive pay (excluding nonqualified deferrals); cash bonuses (e.g. referral bonuses); and commissions and draws.

Employee contributions, pre-tax (Designated Roth Contributions as of December 16, 2008) and after-tax, are elected by the participant and cannot exceed 30 percent of the employee’s benefits pay. In addition, participants age 50 or older during the calendar year may contribute, as catch-up contributions, an additional amount up to 50 percent of their benefits pay provided they contribute at least 6 percent each pay period or have reached the aggregated $15,500 before tax and Designated Roth contribution limit (401(g) limit for 2008). The maximum percentage of the employer matched contribution is determined annually by the plan administrator and the contribution amounts are paid from net income or accumulated earnings in accordance with the provisions of the Internal Revenue Code of 1986 as amended together with all regulations, revenue rulings and revenue procedures issued thereunder (the “Code”). The employer’s matching contribution cannot exceed 6 percent of a participant’s benefits pay. Participants are fully vested in their entire account balances at all times.

Four types of in-service withdrawals are allowed under the Plan: normal, specified cause, hardship and after age 59 1/2. The Employee Benefit Review Committee (the “Committee”) must approve any new types of withdrawals. The maximum amount of a withdrawal depends on the type of withdrawal and the balance of the participant’s account reduced by any outstanding loans. The minimum amount of withdrawal is $500 (or, if less, 95 percent of the available account balance). The amount of tax withholding depends on the type of withdrawal. In addition, participants may elect to receive current distributions of cash dividends on shares of Company stock allocated to them under the ESOP portion of the Plan.

        Participants may borrow up to 50 percent of the balance of their accounts with a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the excess of (1) the highest outstanding balance of loans from the Plan during the preceding 12-month period over (2) the current outstanding balance of all their loans from the Plan. Loan balances are charged interest at a fixed rate for the life of the loan. The interest rate is determined at origination as the prime interest rate in use by Wachovia Bank, National Association, on the business day preceding the date the loan is processed.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Loans are made for a minimum of 12 months or a maximum of 60 months, except that if the loan is used to acquire the participant’s principal residence, the maximum term is 180 months. Loan repayments are generally made semi-monthly as a payroll deduction. If a participant retires or is otherwise terminated, the loan balance must be paid in full or the outstanding balance will be considered as a taxable distribution.

In accordance with the Plan provisions, Plan earnings are allocated to participants’ accounts on a daily basis. The investment options available to participants at December 31, 2008 and 2007, are presented in Note 3.

Participants who separate employment or retire may elect to receive a distribution of their account balances. A participant is considered retired if it is the participant’s 65th birthday, if it is the participant’s 50th birthday with 10 or more years of service, or if it is determined that the participant is totally disabled under the terms of the Wachovia Long Term Disability Plan.

If the total balance of the participant’s account is $1,000 or less (including any rollover accounts), their account will be paid automatically in a lump sum approximately 90 days following the end of the month in which employment ends. Any distribution of Company stock will be paid entirely in cash unless the participant elects to receive this distribution in whole shares of Company stock with fractional shares paid in cash.

If the total balance of the participant’s account is more than $1,000 (including the amount of any rollover accounts), the participant may choose to defer payment to a later date or to receive an immediate lump-sum payment. If the participant elects payment immediately after termination, a check will be sent to the participant within approximately 45 days after employment ends, provided the participant has requested the distribution. If the participant chooses to defer receiving their account balances, payment must be made by April 1 of the later of the year after reaching age 70- 1/2 or the year after employment ends. When a distribution is made, the value of any amount invested in Company stock will be distributed in whole shares of Company stock (with fractional shares distributed in cash), unless the participant elects to receive cash only.

Although the employer has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. If the Plan is terminated, the accounts of each participant shall be distributed in accordance with Plan provisions.

DISCONTINUED INVESTMENT OPTIONS

As of November 6, 2008, the Evergreen U.S. Government Fund was no longer available as an investment option and the Evergreen Core Bond Fund was closed to new contributions.

MERGERS WITH PLANS OF ACQUIRED FINANCIAL INSTITUTIONS

On October 1, 2007, Wachovia acquired A.G. Edwards Inc. and became the new sponsor of the A.G. Edwards Inc. Retirement and Profit Sharing Plan (the “AGE plan”). On July 1, 2008, employees from A.G. Edwards became eligible to participate in the Plan. The date on which the assets of the AGE plan will merge into the Plan has not been determined as of June 24, 2009.

On December 31, 2007, the World Increased Savings for Employees Plan merged into the Plan. The World Increased Savings for Employees Plan had assets of $397 million on that date.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles (“GAAP”).

The preparation of the financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities and obligations and disclosure of contingent assets and liabilities at the date of the financial statements, as well as additions to and deductions from these amounts during the reporting period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

        The specific identification method is used in determining the cost of securities. Security transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. In 2008, interest and dividends earned on marketable investments were $4,380 and $192,307,268, respectively.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

As described in Financial Accounting Standards Board (“FASB”) Staff Position, (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in the Stable Fund. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

PARTICIPANT LOANS

Participant loans are a receivable and are valued at amortized cost, which approximates fair value. The Plan determines fair value based on a discounted cash flow model using the Plan’s lending rate in effect as of December 31, 2008.

DISTRIBUTIONS

Distributions are recorded when paid.

NOTE 3: INVESTMENTS

Under the terms of the Plan, Wachovia Bank, National Association (the “Trustee”), a wholly-owned subsidiary of Wells Fargo and a party-in-interest, holds the assets of the Plan in bank-administered trust funds.

The fair values of investments at December 31, 2008 and 2007 are presented below. Investments that represent 5 percent or more of the Plan’s net assets are separately identified.

	December 31,
	2008		2007
INVESTMENTS
Mutual funds
Evergreen U.S. Government Fund	$—		198,843,819
Evergreen Growth Fund	129,134,828		243,742,156
Evergreen Core Bond Fund	63,718,741		97,443,556
Evergreen Special Value Fund	190,940,142		314,868,175
American Europacific Growth Fund	418,039,214	(a)	791,991,961	(a)
Dodge and Cox Balanced Fund	417,786,664	(a)	709,520,686	(a)
Dodge and Cox Stock Fund	491,385,787	(a)	981,131,175	(a)
Hartford Midcap Fund	336,071,993	(a)	551,517,792	(a)
T. Rowe Price Blue Chip Growth Fund	192,918,351		301,129,222
Lazard Emerging Markets Fund	101,141,216		179,655,089
Vanguard Target Retirement Income Fund	14,894,448		3,400,284
Vanguard Target Retirement 2005 Fund	4,634,045		1,735,099
Vanguard Target Retirement 2010 Fund	11,358,289		8,916,875
Vanguard Target Retirement 2015 Fund	19,216,475		12,088,468
Vanguard Target Retirement 2020 Fund	22,156,916		13,885,434
Vanguard Target Retirement 2025 Fund	17,699,220		7,933,938
Vanguard Target Retirement 2030 Fund	15,462,006		11,323,790
Vanguard Target Retirement 2035 Fund	12,698,278		6,448,101
Vanguard Target Retirement 2040 Fund	7,858,995		3,953,044
Vanguard Target Retirement 2045 Fund	6,102,990		3,081,849
Vanguard Target Retirement 2050 Fund	7,292,461		4,903,212
WSP Stable Investment Fund of Wachovia	1,584,379		—
WSP Diversified Bond Group Trust of Wachovia	4,445,397		—
WSP PIMCO Real Return Fund	2,074,741		—
WSP PIMCO High Yield Fund	383,244		—

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	December 31,
	2008		2007
INVESTMENTS (Continued)
Mutual funds
WSP Evergreen International Bond Fund	$1,546,681		—
WSP T Rowe Price Equity Income Fund	4,271,532		—
WSP Enhanced Stock Market Fund of Wachovia	2,811,096		—
WSP Evergreen Select Strategic Growth Fund	3,304,238		—
WSP Evergreen International Growth Fund	4,664,629		—
WSP Alger Small Cap Growth Fund	901,669		—
WSP T Rowe Price Real Estate Fund	1,484,331		—
WSP Lazard Emerging Markets Fund	1,064,115		—
WSP Goldman Sachs Large Cap Value Fund	5,050,857		—
WSP T Rowe Price Growth Stock Fund	4,563,318		—
WSP JP Morgan High Yield Bond Fund	2,444,127		—
WSP Dreyfus Premier Small Cap Equity Fund	1,775,915		—
WSP PIMCO Total Return Fund	4,392,777		—
PIMCO Total Return Fund	14,372,095		—
Fidelity Spartan Intermediate Treasury Bond Index Fund	225,151,960		—

Total mutual funds	2,766,798,160		4,447,513,725
Wells Fargo Stock Fund Non-ESOP	69,348,285		124,328,641
Enhanced Stock Market Fund	537,100,060	(a)	875,747,150	(a)
Stable Fund	1,379,247,473	(a)	1,101,987,995	(a)
Wells Fargo Stock Fund ESOP
Wells Fargo & Company common stock	276,965,982	(a)	1,076,472,307	(a)
Cash and cash equivalents	6,979,128		33,920,676

Total investments at fair value	$5,036,439,088		7,659,970,494

(a)	Investment is greater than five percent of the Plan’s net assets at the end of the period.

The net depreciation in fair value of the Plan’s investments (including investments bought, sold and held during the year) is presented below.

Year Ended December 31, 2008
Evergreen US Government Fund	$(8,877,834)
Evergreen Growth Fund	(98,979,570)
Evergreen Core Bond Fund	(30,553,119)
Evergreen Special Value Fund	(95,151,476)
American Europacific Growth Fund	(345,067,499)
Dodge and Cox Balanced Fund	(259,942,998)
Dodge and Cox Stock Fund	(441,520,787)
Hartford Midcap Fund	(213,565,946)
T. Rowe Price Blue Chip Growth Fund	(136,391,422)
Lazard Emerging Markets Fund	(110,210,438)
Vanguard Target Retirement Income Fund	(2,170,736)
Vanguard Target Retirement 2005 Fund	(921,765)

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)	Year Ended December 31, 2008
Vanguard Target Retirement 2010 Fund	(3,295,092)
Vanguard Target Retirement 2015 Fund	(6,016,735)
Vanguard Target Retirement 2020 Fund	(7,263,172)
Vanguard Target Retirement 2025 Fund	(6,367,020)
Vanguard Target Retirement 2030 Fund	(6,153,688)
Vanguard Target Retirement 2035 Fund	(4,950,626)
Vanguard Target Retirement 2040 Fund	(3,133,093)
Vanguard Target Retirement 2045 Fund	(2,303,192)
Vanguard Target Retirement 2050 Fund	(2,798,742)
WSP Stable Investment Fund of Wachovia	(17,054)
WSP Diversified Bond Group Trust of Wachovia	(1,365,897)
WSP PIMCO Real Return Fund	(268,145)
WSP PIMCO High Yield Fund	(124,028)
WSP Evergreen International Bond Fund	15,808
WSP T Rowe Price Equity Income Fund	(1,558,508)
WSP Enhanced Stock Market Fund of Wachovia	(1,035,032)
WSP Evergreen Select Strategic Growth Fund	(1,206,306)
WSP Evergreen International Growth Fund	(1,957,701)
WSP Boston Co Small Cap Value Fund	38,207
WSP American Century Small Co Fund	35,264
WSP Alger Small Cap Growth Fund	(391,989)
WSP T Rowe Price Real Estate Fund	(711,405)
WSP Lazard Emerging Markets Fund	(602,836)
WSP Goldman Sachs Large Cap Value Fund	(2,111,731)
WSP T Rowe Price Growth Stock Fund	(1,998,073)
WSP JP Morgan High Bond Yield Fund	(630,375)
WSP Dreyfus Premier Small Cap Equity Fund	(599,698)
WSP PIMCO Total Return Fund	144,793
PIMCO Total Return Fund	377,105
Fidelity Spartan Intermediate Treasury Bond Index Fund	19,139,309
Wells Fargo Stock Fund Non-ESOP	(154,754,918)
Enhanced Stock Market Fund	(330,627,221)
Stable Fund	54,318,772
Wells Fargo Stock Fund ESOP - allocated	(912,697,717)
Wells Fargo Stock Fund ESOP - unallocated	(43,340,713)

Net depreciation	$(3,167,565,043)

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4: INVESTMENT CONTRACTS

The Stable Fund (the “Fund”) invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics.

Traditional GICs are backed by the general account of the issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period of time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (i.e., principal plus accrued interest).

Separate account GICs are similar in structure to traditional GICs, except that the underlying assets are held in a separate account for the benefit of the Fund. The interest crediting rate is based upon the characteristics of the underlying assets. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

A synthetic GIC is an investment contract, also known as a wrap contract, issued by an insurance company, bank or financial institution, backed by a portfolio of investments that are owned by the Fund. The assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by a third party custodian. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Plan, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

The primary variables impacting future crediting rates of separate account and synthetic GICs include the current yield of the assets within the contract, duration of the assets covered by the contract and the existing difference between the fair value and the contract value of the assets within the contract.

Traditional GICs provide a fixed rate of interest over a specified period of time. Some traditional GICs may reset their rates quarterly or semi-annually when based upon an index. Other traditional GICs have a rate that is guaranteed to the maturity of the contract.

The separate account and synthetic GICs are designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. Separate account and synthetic contracts cannot credit an interest crediting rate less than zero percent. The crediting rate of separate account and synthetic contracts tracks current market yields on a trailing basis. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.

The Fund uses one primary crediting rate calculation for synthetic GICs:

CR = [(MV/CV)^(1/D) * (1+Y)]-1

CR = crediting rate

MV = market value of the underlying investments

CV = contract value

D = weighted average duration of the portfolio

Y = weighted average yield to maturity of the underlying investments

The average yield earned by the Fund was 4.88 percent and 5.33 percent during the years ended December 31, 2008 and 2007, respectively. The average yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 3.39 percent and 4.63 percent during the years ended December 31, 2008 and 2007, respectively.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The Fund’s investment contracts are fully benefit-responsive and provide that fund participant initiated withdrawals permitted under the Fund will be paid at contract value. In addition to certain wrap agreement and separate account agreement termination provisions, the contracts generally provide that withdrawals, in certain events, will be paid with a fair value adjustment to the contract value amount of such withdrawal as defined in such contracts. Certain events may include those which are not in the ordinary course of the Fund’s operations and where the issuer determines that such withdrawals will have a material adverse effect on the issuer’s financial interest. While each contract issuer specifies the events which may trigger such a fair value adjustment, typically such events include all or a portion of the following: (i) amendments to the Plan documents or the Fund’s administration that would adversely affect the issuer; (ii) changes to the Fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan that would adversely affect the issuer; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund. At December 31, 2008, the Plan does not believe that the occurrence of any such fair value event which would limit the Fund’s ability to transact at contract value with participants is probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Wrap contracts and separate account agreements generally are evergreen contracts that contain termination provisions. Wrap agreements permit the Fund’s investment manager or issuer to terminate upon notice at any time at fair value and provide for automatic termination of the wrap contract if the book value or the fair value of the contract equals zero. The issuer is not excused from paying the excess contract value when the fair value equals zero. Wrap contracts that permit the issuer to terminate at fair value generally provide that the Fund may elect to convert such termination to an Amortization Election as described below. In addition, if the Fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

Also, wrap contracts generally permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio (“Amortization Election”). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling fair value of the wrapped portfolio by such termination date.

Certain separate account agreements permit the Fund or issuer to elect to terminate the contract, with the Fund having the right to elect to receive either fair value or to make an Amortization Election. In addition, if the Fund defaults in its obligations under the separate account agreement, the issuer may terminate the agreement and the Fund will receive fair value.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Investment contracts at December 31, 2008 and 2007, are presented below:

	December 31, 2008
	Major Credit Rating	Investment Contract at Fair Value	Adjustment to Contract Value	Investment at Contract Value
CASH MANAGEMENT ACCOUNTS
Dreyfus Cash Management Fund		$333,351,235	—	333,351,235

COLLECTIVE INVESTMENT FUND
SEI Stable Asset Fund		97,177,143	9,458,298	106,635,441

GUARANTEED INVESTMENT CONTRACTS
Metropolitan Life Insurance Company	AA/Aa2	11,969,900	(203,183)	11,766,717
Metropolitan Life Insurance Company	AA/Aa2	12,192,264	(334,648)	11,857,616
Metropolitan Life Insurance Company	AA/Aa2	23,786,311	(2,019,643)	21,766,668
Metropolitan Life Insurance Company	AA/Aa2	10,862,169	(850,087)	10,012,082
Pacific Life Insurance Company	AA/Aa3	21,699,745	(1,677,122)	20,022,623
Principal Life Insurance Company	AA/Aa2	11,773,765	(68,735)	11,705,030
Principal Life Insurance Company	AA/Aa2	11,536,532	(667,738)	10,868,794

SEPARATE ACCOUNT CONTRACT
Metropolitan Life Insurance Company	AA/Aa2	32,763,540	(168,356)	32,595,184

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
AIG Financial Products	A-/Aa3	126,087,920	12,362,890	138,450,810
Bank of America	AA-/Aaa	125,895,168	12,343,991	138,239,159
JP Morgan Chase Bank	AA-/Aaa	126,220,873	12,375,926	138,596,799
Rabobank	AAA/Aaa	126,111,378	12,365,191	138,476,569
Royal Bank of Canada	AA-/Aaa	66,070,623	6,310,662	72,381,285
State Street Bank & Trust Company	AA/Aa1	126,217,097	12,375,556	138,592,653
NATIXIS Financial Products	AAA/Aaa	109,952,913	12,046,738	121,999,651

Total investment contracts		943,140,198	74,191,442	1,017,331,640

Accrued receivable on assets of the Stable Fund		5,578,897	—	5,578,897

Total		$1,379,247,473	83,649,740	1,462,897,213

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	December 31, 2007
	Major Credit Rating	Investment Contract at Fair Value	Adjustment to Contract Value	Investment at Contract Value
CASH MANAGEMENT ACCOUNTS
Dreyfus Cash Management Fund		$58,714,020	—	58,714,020

COLLECTIVE INVESTMENT FUND
SEI Stable Asset Fund		100,071,561	2,626,850	102,698,411

GUARANTEED INVESTMENT CONTRACTS
Metropolitan Life Insurance Company	AA/Aa2	11,359,419	(71,317)	11,288,102
Metropolitan Life Insurance Company	AA/Aa2	11,496,905	(135,771)	11,361,134
Metropolitan Life Insurance Company	AA/Aa2	21,704,308	(1,082,169)	20,622,139
Monumental Life Insurance Company	AA/Aa3	10,973,893	(12,397)	10,961,496
Monumental Life Insurance Company	AA/Aa3	11,024,125	(60,727)	10,963,398
Principal Life Insurance Company	AA/Aa2	11,244,755	(831)	11,243,924
Principal Life Insurance Company	AA/Aa2	10,733,427	(426,697)	10,306,730

SEPARATE ACCOUNT CONTRACT
Metropolitan Life Insurance Company	AA/Aa2	31,906,933	(726,073)	31,180,860

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
AIG Financial Products	AA/Aa2	127,465,737	943,344	128,409,081
Bank of America	AA+/Aaa	127,418,980	942,998	128,361,978
UBS Warburg	AA/Aaa	127,559,230	944,034	128,503,264
Rabobank	AAA/Aaa	127,468,994	943,368	128,412,362
Royal Bank of Canada	AA-/Aaa	68,610,470	1,581,502	70,191,972
State Street Bank & Trust Company	AA/Aa1	127,560,931	944,048	128,504,979
NATIXIS Financial Products	AAA/Aaa	116,141,166	(590,188)	115,550,978

Total investment contracts		942,669,273	3,193,124	945,862,397

Accrued receivable on assets of the Stable Fund		533,141	—	533,141

Total		$1,101,987,995	5,819,974	1,107,807,969

The following is a reconciliation of adjustment from fair value to contract value:

Year Ended December 31, 2008
Beginning balance	$5,819,974
Increase in fair value to contract value	77,829,766

Ending balance	$83,649,740

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5: INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated October 21, 2005, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However the Companies believe that the Plan is currently designed and has been operated in compliance with applicable requirements of the Code. Therefore, the Companies believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2008. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Committee files an annual information return with the Department of Labor.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 on January 1, 2007, did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

NOTE 6: FAIR VALUE MEASUREMENTS

FAIR VALUE MEASUREMENTS

The Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, on January 1, 2008, on a prospective basis. SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 requires that a fair value measurement reflect assumptions market participants would use in pricing an asset or liability. The adoption of this standard did not have a significant impact on the Plan’s financial statements.

SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market, or if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as an “exit price”). SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under SFAS 157 are:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

Level 2 Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. SFAS 157 requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

DETERMINATION OF FAIR VALUE

In determining fair value, the Plan uses market prices of the same or similar instruments whenever such prices are available, even in situations where trading volume may be low when compared with prior periods as has been the case during the current market disruption. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale. Where necessary, the Plan estimates fair value using other market observable data such as prices for synthetic or derivative instruments, market indices, industry ratings of underlying collateral or models employing techniques such as discounted cash flow analyses. The discount rate used will vary among different types of financial instruments, and particularly in the case of illiquid markets, is appropriately adjusted to reflect the illiquidity of the markets. The assumptions used in the models, which typically include assumptions for interest rates, credit losses and prepayments, are corroborated by and independently verified against market observable data where possible. Where appropriate, the Plan may use a combination of these valuation approaches.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Where the market price of the same or similar instruments is not available, the valuation of financial instruments becomes more subjective and involves a high degree of judgment. Where modeling techniques are used, the models are subject to independent validation procedures in accordance with applicable risk management policies and procedures. Further, pricing data is subject to independent verification.

The following sections describe the valuation methodologies used by the Plan to measure investments at fair value and specify the level in the fair value hierarchy where various investments are generally classified. Valuation models, significant inputs to those models and any significant assumptions are included where appropriate.

MUTUAL FUNDS

Investments in mutual funds are valued at fair value based upon quoted prices in an active market.

WELLS FARGO STOCK FUND - NON-ESOP

Investments in the Company’s common stock are valued at quoted market prices.

ENHANCED STOCK MARKET FUND

Investments in the Enhanced Stock Market Fund, a collective investment fund, are valued at fair value based upon the quoted market prices of the underlying net assets. The unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

WELLS FARGO STOCK FUND - ESOP

The Wells Fargo Stock Fund ESOP, allocated and unallocated, are managed as unitized accounts that hold Wells Fargo common stock and a small percentage of a short-term investment fund to provide daily liquidity. Investments in the Company’s common stock are valued at quoted market prices. The fair values of cash management accounts are stated at cost which approximates fair value.

STABLE FUND

As described in Note 4, the fair value of a guaranteed investment contract is based on the present value of future cash flows using the current discount rate. The discount rate and future cash flows are directly observable inputs. Similarly, the fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. The fees and discount rate are also directly observable inputs.

The fair values of the security-backed contracts are based on the cumulative value of their underlying portfolios and wrapper contracts. Investments in security-backed contracts are similar to positions in investment funds, as the security-backed contracts allow for periodic deposits and withdrawals. Prices for securities held in the underlying portfolios are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities. To a lesser extent, indicative quotes are obtained from independent brokers. Broker prices may be based on observable market data for the same or similar securities. Finally, when accurate prices are unavailable from either of those two sources, securities may be priced internally, using a combination of observable and unobservable market data. All prices are validated through internal price models.

The fair values of cash management accounts are stated at cost which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s assets that are measured on a recurring basis at December 31, 2008, for each of the fair value hierarchy levels.

	December 31, 2008
	Level 1	Level 2	Level 3	Total
INVESTMENTS
Mutual Funds	$2,766,798,160	—	—	2,766,798,160
Wells Fargo Stock Fund Non-ESOP	69,348,285	—	—	69,348,285
Enhanced Stock Market Fund	—	537,100,060	—	537,100,060
Stable Fund	—	1,379,247,473	—	1,379,247,473
Company common stock	276,965,982	—	—	276,965,982
Short-term investments	—	6,979,128	—	6,979,128

Total investments at fair value	$3,113,112,427	1,923,326,661	—	5,036,439,088

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7: RELATED PARTY TRANSACTIONS

The Evergreen U.S. Government Fund, the Evergreen Growth Fund, the Evergreen Core Bond Fund, the Evergreen Special Value Fund, the WSP Stable Investment Fund of Wachovia, the WSP Diversified Bond Group Trust of Wachovia, the WSP Evergreen International Bond Fund, the WSP Enhanced Stock Market Fund of Wachovia, the WSP Evergreen Select Strategic Growth Fund, and the WSP Evergreen International Growth Fund, are mutual funds managed by subsidiaries of Wachovia Bank, National Association, which is a subsidiary of Wells Fargo. The Wells Fargo Stock Fund ESOP and the Wells Fargo Stock Fund Non-ESOP are also managed by Wachovia Bank, National Association, and are principally comprised of shares of Wells Fargo common stock. Dividends received by the Plan from Wachovia common stock during 2008 were $38,978,951, as Wachovia common stock did not convert to Wells Fargo common stock until the merger was completed on December 31, 2008. The Enhanced Stock Market Fund and the Stable Fund investments are managed by Wachovia Bank, National Association.

Wachovia Bank, National Association, a party-in-interest, serves as the trustee for the Plan. In 2008, the Companies paid administrative expenses on behalf of the Plan of $3,105,521 and these expenses are not reflected in the accompanying financial statements.

Certain Plan investments are shares of mutual funds managed by companies that are not considered parties-in-interest. These non-related mutual fund companies pay a sub-transfer agent fee to the Plan for services provided by the trustee. These monies are deposited into an interest-bearing money market account, and are used to pay expenses of the Plan. In 2008, the Plan received $2,372,466 in sub-transfer agent fees, and earned an additional $13,173 in interest. These amounts were used to pay 2008 Plan expenses.

The Evergreen Ultra Short Opportunities Fund (the “Ultra Short Fund”) was an investment held by the Stable Fund during 2007 and a portion of 2008. On June 19, 2008, following a decline in the net asset value of the Ultra Short Fund, the Board of Trustees of the Evergreen Funds approved a plan to liquidate the Ultra Short Fund at $7.48 per share and the Ultra Short Fund was liquidated at that price. On June 26, 2008, Wachovia contributed $12.3 million to the Plan, which was intended to offset the effect of the diminution in value of the Stable Fund in part related to the Stable Fund’s investment in the Ultra Short Fund from May 31, 2008 to June 18, 2008. On June 8, 2009, certain Evergreen entities entered into a settlement with the Securities and Exchange Commission and the Securities Division of the Secretary of the Commonwealth of Massachusetts relating to their investigations of matters concerning, among other things, the valuation of the Ultra Short Fund. As part of the settlement, Evergreen is required to distribute up to $40.125 million to eligible former shareholders of the Ultra Short Fund, which may include the Stable Fund, pursuant to a methodology set forth in the settlement and approved by the regulators.

NOTE 8: LOAN PAYABLE

Upon the merger of the CoreStates Employee Stock Ownership and Savings Plan into the Plan in 1999, Wachovia Bank, National Association, assumed all obligations of CoreStates Financial Corp under the loan agreement dated October 27, 1994, pursuant to which Meridian Trust Company issued to Meridian Bancorp, Inc. its promissory note dated October 27, 1994, in the amount of $60,000,000, with a maturity date of October 1, 2014, and bearing an interest rate of 8.85 percent. The Companies are obligated to make contributions to maintain debt service.

The loan was originally collateralized by 3,274,816 shares of Wachovia Corporation common stock. The loan repayment schedule is presented below:

2009	$3,923,154
2010	4,282,046
2011	4,673,771
2012	5,101,330
2013	5,568,003
Thereafter	$6,077,368

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

As the Plan makes each payment of principal and interest, an appropriate percentage of common stock will be available to fund the Companies’ one percent match in accordance with the provisions of the Plan document. If shares made available after payment of principal are in excess of those amounts required to fund the Companies’ one percent matching contribution, those shares may be utilized to fund the Companies’ matching contribution where participants have elected to invest in the Wells Fargo Stock Fund or in participant contributions where participants have elected to invest in Wells Fargo common stock. Shares vest fully upon allocation. Dividends allocated to each participant’s account are reinvested in additional units of Wells Fargo common stock or paid out in cash at each participant’s election. Dividends on unallocated shares not distributed currently to participants may be either distributed or reinvested in Wells Fargo common stock at the discretion of the Companies. The Companies have elected to reinvest the dividends.

The borrowing is collateralized by 230,782 unallocated shares of Wells Fargo common stock at December 31, 2008, and is guaranteed by the Companies. In 2008, 204,676 of Wachovia shares were released based on principal and interest paydowns on the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to: (a) the accounts of employees with vested rights in allocated stock (Allocated), and (b) stock not yet allocated to employees (Unallocated).

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote all shares in the Plan, including unallocated shares, in proportion to the response received for participants and beneficiaries with respect to stock allocated to participant accounts.

The fair value of the loan payable is based on the current rates available to the Plan for debt with the same or similar maturities and terms. At December 31, 2008 and 2007, the loan payable was recorded at $29,625,672 and $33,220,013, respectively, and had an estimated fair value of $29,844,161 and $38,751,983, respectively.

NOTE 9: RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Eight putative class action lawsuits were filed in the Southern District of New York against the former Wachovia Corporation and members of its Board of Directors, Wachovia Bank, National Association, and members of the former Wachovia Benefits Committee. The lawsuits seek damages allegedly resulting from the decision to continue to offer Wachovia common stock as an investment option in the Plan. One case has been dismissed and the remaining seven have been consolidated and are being transferred to federal court in Charlotte, North Carolina. The Plan itself is not named as a defendant in these lawsuits. Wells Fargo intends to defend the litigation vigorously.

NOTE 10: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Reconciliation of net assets available for benefits reported in the financial statements to the net assets reported on line 1(l) of Form 5500 Schedule H, Part I, as of December 31, 2008 and 2007, is presented below.

	December 31,
	2008	2007
Net assets available for benefits reported in the financial statements	$5,348,415,331	8,280,539,579
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(83,649,740)	(5,819,974)

Net assets available for benefits reported on Form 5500	$5,264,765,591	8,274,719,605

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Reconciliation of total additions to plan assets reported in the financial statements to the total income plus transfers reported on line 2(b) of Form 5500 Schedule H, Part II, as of December 31, 2008, is presented below.

December 31, 2008
Total additions to plan assets, net of investment loss reported in the financial statements	$(2,064,404,748)
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(77,829,766)

Total loss plus transfers in as reported on Form 5500	$(2,142,234,514)

NOTE 11: NEW ACCOUNTING PRONOUNCEMENT

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of SFAS 157, Fair Value Measurements, in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The FSP states that an entity should not automatically conclude that a particular transaction price is determinative of fair value. In a dislocated market, judgment is required to evaluate whether individual transactions are forced liquidations or distressed sales. When relevant observable market information is not available, a valuation approach that incorporates management’s judgments about the assumptions that market participants would use in pricing the asset in a current sale transaction is acceptable. The FSP also indicates that quotes from brokers or pricing services may be relevant inputs when measuring fair value, but are not necessarily determinative in the absence of an active market for the asset. In weighing a broker quote as an input to a fair value measurement, an entity should place less reliance on quotes that do not reflect the result of market transactions. Further, the nature of the quote (for example, whether the quote is an indicative price or a binding offer) should be considered when weighing the available evidence. The FSP was effective immediately and applied to prior periods for which financial statements have not been issued, including interim or annual periods ending on or before September 30, 2008. The adoption of FSP FAS 157-3 did not have a significant impact on the Plan’s financial statements.

NOTE 12: SUBSEQUENT EVENTS

The Company intends to merge the Plan and transfer the Plan assets into the Wells Fargo & Company 401(k) Plan (“Wells Fargo Plan”) as of December 31, 2009. As such, all participants’ accounts of the Plan will transfer in total to the Wells Fargo Plan and will be subject to the Wells Fargo Plan’s provisions, as amended, effective January 1, 2010.

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 31,2008
Identity of Issue	Par Value or Number of Units	Current Value
MUTUAL FUNDS
Evergreen Growth Fund*	13,840,818	$129,134,828
Evergreen Core Bond Fund*	5,817,363	63,718,741
Evergreen Special Value Fund*	13,806,229	190,940,142
American Europacific Growth Fund	14,956,680	418,039,214
Dodge and Cox Balanced Fund	8,150,345	417,786,664
Dodge and Cox Stock Fund	6,607,312	491,385,787
Hartford Midcap Fund	20,732,387	336,071,993
T. Rowe Price Blue Chip Growth Fund	8,384,109	192,918,351
Lazard Emerging Markets Portfolio	9,296,068	101,141,216
Vanguard Target Retirement Income Fund	1,564,543	14,894,448
Vanguard Target Retirement 2005 Fund	478,230	4,634,045
Vanguard Target Retirement 2010 Fund	644,991	11,358,289
Vanguard Target Retirement 2015 Fund	2,012,196	19,216,475
Vanguard Target Retirement 2020 Fund	1,337,171	22,156,916
Vanguard Target Retirement 2025 Fund	1,909,301	17,699,220
Vanguard Target Retirement 2030 Fund	994,981	15,462,006
Vanguard Target Retirement 2035 Fund	1,372,787	12,698,278
Vanguard Target Retirement 2040 Fund	519,431	7,858,995
Vanguard Target Retirement 2045 Fund	637,721	6,102,990
Vanguard Target Retirement 2050 Fund	480,399	7,292,461
WSP Stable Investment Fund of Wachovia*	158,674	1,584,379
WSP Diversified Bond Group Trust of Wachovia*	511,400	4,445,397
WSP PIMCO Real Return Fund	236,317	2,074,741
WSP PIMCO High Yield Fund	49,261	383,244
WSP Evergreen International Bond Fund*	153,909	1,546,681
WSP T Rowe Price Equity Income Fund	596,658	4,271,532
WSP Enhanced Stock Market Fund of Wachovia*	390,783	2,811,096
WSP Evergreen Select Strategic Growth Fund*	452,183	3,304,238
WSP Evergreen International Growth Fund*	716,280	4,664,629
WSP Alger Small Cap Growth Fund	135,112	901,669
WSP T Rowe Price Real Estate Fund	230,361	1,484,331
WSP Lazard Emerging Markets Fund	193,321	1,064,115
WSP Goldman Sachs Large Cap Value Fund	723,867	5,050,857
WSP T Rowe Price Growth Fund	685,646	4,563,318
WSP JP Morgan High Yield Bond Fund	305,150	2,444,127
WSP Dreyfus Premier Small Cap Equity Fund	254,382	1,775,915
WSP PIMCO Total Return Fund	424,969	4,392,777
PIMCO Total Return Fund	973,930	14,372,095
Fidelity Spartan Intermediate Treasury Index Bond Fund	19,510,568	225,151,960

Total mutual funds		2,766,798,160

Wells Fargo Stock Fund Non-ESOP*	22,854,789	69,348,285

Enhanced Stock Market Fund *	8,081,906	537,100,060

See accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 31,2008
Identity of Issue	Par Value or Number of Units	Current Value
STABLE FUND *
CASH MANAGEMENT ACCOUNTS
Dreyfus Cash Management Fund	333,351,235	333,351,235

COLLECTIVE INVESTMENT FUND
SEI Stable Asset Fund	106,635,441	97,177,143

GUARANTEED INVESTMENT CONTRACTS
Metropolitan Life Insurance Company, Contract #29217, 4.24%, due 10/15/09	10,000,000	11,969,900
Metropolitan Life Insurance Company, Contract #29194, 4.37%, split maturity, 50% due 1/15/10, 50% due 4/15/10	10,000,000	12,192,264
Metropolitan Life Insurance Company, Contract #29737 5.55%, split maturity, 50% due 2/15/11, 50% due 6/15/11	20,000,000	23,786,311
Metropolitan Life Insurance Company, Contract #31905, 4.41%, due 3/15/12	10,000,000	10,862,169
Pacific Life Insurance Company, Contract #G-27374.01.0000, 4.29%, split maturity, 50% due 11/15/11, 50% due 11/15/12	20,000,000	21,699,745
Principal Life Insurance Company, Contract #4-40344-5, 4.10%, due 4/15/09	10,000,000	11,773,765
Principal Life Insurance Company, Contract #4-40344-6, 5.46%, due 8/16/10	10,000,000	11,536,532

Total investment contracts		103,820,686

SEPARATE ACCOUNT CONTRACT
Metropolitan Life Insurance Company, Contract #25204, 4.40%, open-ended maturity**	32,595,184	32,763,540

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
AIG Financial Products, Contract #443423, 3.90%, open-ended maturity**	111,435,716	126,087,920
Bank of America, Contract #02-135, 3.21%, open-ended maturity**	111,435,716	125,895,168
JP Morgan Chase Bank, Contract #AWachovia401k, 4.07%, open-ended maturity**	111,435,716	126,220,873
Rabobank, Contract #WAC010401, 3.91%, open-ended maturity**	111,435,716	126,111,378
Royal Bank of Canada #NYDWI10WACH0104, 2.70%, open-ended maturity**	60,000,000	66,070,623
State Street Bank & Trust Company, Contract #102-078, 4.04%, open-ended maturity**	111,435,716	126,217,097
Collective investment funds
Dwight Target 2 Fund and Dwight Target 5 Fund (a)	617,178,580	696,603,059

Total AIG, Bank of America, JP Morgan, Rabobank, RBC and State Street contracts	617,178,580	696,603,059

NATIXIS Financial Products, Contract #1843-01, 3.66%, open-ended maturity**
Collective investment fund
Dwight Intermediate Core Plus Fund	90,000,000	109,952,913

Total NATIXIS contract	90,000,000	109,952,913

Total synthetic guaranteed investment contracts		806,555,972

Accrued receivable on assets of the Stable Fund		5,578,897

Total Stable Fund		1,379,247,473

See accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 31,2008
Identity of Issue	Par Value or Number of Units	Current Value
WELLS FARGO STOCK FUND ESOP
Wells Fargo & Company common stock *
Allocated	9,164,265	270,162,542
Unallocated (b)	230,782	6,803,440
Cash and cash equivalents
Allocated	6,914,059	6,914,059
Unallocated (c)	65,069	65,069

Total Employee Stock Ownership Plan		283,945,110

Total investments		5,036,439,088

Participant loans, various maturities, rates from 3.25% to 10.50% *		257,664,579

Total		$5,294,103,667

*	Party-in-Interest.
**	Investment with periodic credit interest-rate reset.
(a)	The fair values of the Dwight Target 2 and Dwight Target 5 funds are $383,716,341 and $312,886,718, respectively.
(b)	Cost of plan assets for this nonparticipant-directed investment is $18,116,018.
(c)	Cost of plan assets for this nonparticipant-directed investment is $65,069.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Wells Fargo & Company, the Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WACHOVIA SAVINGS PLAN

By: Wells Fargo &Company, as Plan Administrator

/s/ Hope Hardison
Hope Hardison
Executive Vice President & Director of Compensation & Benefits
Wells Fargo & Company

June 24, 2009

EXHIBIT INDEX

Exhibit No.	Description	Location
(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith